São Paulo (SP), April 30, 2015.

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Head of Corporate Relations
Rio de Janeiro - RJ

Dear Sirs,
Reference:	ITAÚ UNIBANCO HOLDING S.A.
MEETING OF THE BOARD OF DIRECTORS OF APRIL 30, 2015

I. Pursuant to the provisions of CVM Instruction 480/2009, the Company would like to notify you of the summary of resolutions adopted by the meeting of the Board of Directors held today:

a.	selection of the Chairman and Vice Chairmen of the Board of Directors;

b.	election of the officers for the next annual term of office and allocation of responsibilities;

c.	election to the Committees reporting to the Board of Directors for the next annual term of office.

II. The minutes of the Meeting shall be submitted via the Empresas.Net system – Periodic and Eventual Information within the established timeframe in Article 30, subsection V, of the aforementioned Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

MARCELO KOPEL
Investor Relations Officer

cc:
- BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS
Corporate Monitoring Department
- Corporate Relations Coordination